BuzzFeed, Inc.

111 East 18th Street

New York, New York 10003

January 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Patrick Faller, Staff Attorney Mr. Joshua Shainess, Legal Branch Chief

Re:	BuzzFeed, Inc. Registration Statement on Form S-1 (File No. 333-262105) filed January 11, 2022

Ladies and Gentlemen:

BuzzFeed, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-1 effective at 4:00p.m., Eastern Time, on January 24, 2022, or as soon thereafter as practicable.

The Registrant hereby authorizes Aman Singh or Dawn Belt, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Singh at (212) 430-2767 or, in his absence, Ms. Belt at (650) 335-7830.

* * *

Sincerely,

BuzzFeed, Inc.

By:	/s/ Felicia DellaFortuna Felicia DellaFortuna Chief Financial Officer

cc:	Aman Singh, Fenwick & West LLP

Dawn Belt, Fenwick & West LLP